Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

One Stop Halal Inc.
807 Dryander Dr
Diamond Bar, CA 91789
https://onestophalal.com

Up to $1,234,996.98 in Common Stock at $2.58
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: One Stop Halal Inc.
Address: 807 Dryander Dr, Diamond Bar, CA 91789
State of Incorporation: CA
Date Incorporated: March 09, 2017

Terms:

Equity

Offering Minimum: $9,997.50 | 3,875 shares of Common Stock
Offering Maximum: $1,234,996.98 | 478,681 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.58
Minimum Investment Amount (per investor): $497.94

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*'Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 2% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 7% bonus shares.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 12% bonus shares.

Early Bird 6: Invest $50,000+ within the first 2 weeks | 15% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between days 20 - 25 and receive 7% bonus shares.

Flash Perk 2: Invest $1,000+ between days 45 - 50 and receive 5% bonus shares.

Amount-Based Perks

Tier 1: Invest $500+ | Receive a One Stop Halal premium spice set + 2% bonus shares.

Tier 2: Invest $1,000+ | Receive a 5% discount on all orders for 3 months + premium spice set + 5% bonus shares.

Tier 3: Invest $5,000+ | Receive a 10% discount for 6 months + premium spice set + 7% bonus shares.

Tier 4: Invest $10,000+ | Receive a Halal Wagyu Steak MeatBox + premium spice set + 10% off all orders for 12 months + 10% bonus shares.

Tier 5: Invest $25,000+ | All previous perks + quarterly gourmet halal meat box for one year + 12% bonus shares.

Tier 6: Invest $50,000+ | All previous perks + quaterly Wagyu Premium halal meat box for one year + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

One Stop Halal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.58/ share, you will receive 110 shares of Common Stock , meaning you'll own 110 shares for $258. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

One Stop Halal (or the "Company") is a C Corporation organized under the laws of the state of California that sells halal meat online. The Company's business model consists of selling fresh meat, meat products, and grocery items focused on people who follow a halal lifestyle. Our halal meat and meat products are sold across all states of US direct-to-consumer businesses online. The Company provides end to end halal supply chain, founded by former Yahoo, Microsoft, IBM, Disney engineer with 15+ years in tech, and the company has strong growth and expanding operations.

Competitors and Industry

The U.S. halal market is estimated at $20B annually, while the global halal market is projected to reach $3T by 2032. In the U.S. alone, the number of halal restaurants grew from 200 to over 10,000 in the past two decades, and giants like Costco and Walmart now carry Halal products—signaling mainstream adoption.

The Company has several major competitors in the halal meat market. Some of the top competitors in our industry include: Crescent, BoxedHalal, and Hal & Al Meats. Crescent Foods is the industry leader in hand-slaughtered zabiha halal chicken. Boxed Halal provides subscription based halal meat service. Hal & Al provides online halal meat delivery mostly serving New York area residents. Despite the present competitive landscape, One Stop Halal stands out in the online halal industry because We are a vertically integrated Halal food company with 35,000+ customers, 3,400+ five-star reviews, and over 1.27 million pounds of hand-cut Zabiha Halal meat shipped nationwide. One Stop Halal is a full-stack Halal meat and grocery company offering farm-to-table Zabiha Halal products. With a robust ecommerce platform, proprietary cold chain logistics, and upcoming retail smart kiosks, we serve a growing customer base nationwide.

Current Stage and Roadmap

We've generated over $10 million in lifetime revenue, shipped more than 1.27 million pounds of Halal meat, and built a base of 35,000+ customers. Our website receives 120,000+ visitors/month, projected to double by the end of 2025.

We've also partnered with companies to support an advanced cold storage network and logistics operation, which will aid our plans for upcoming national distribution, smart kiosks, and cooked product lines.

The Team

Officers and Directors

Name: Imran Shaikh

Imran Shaikh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO and Director
  Dates of Service: November, 2019 - Present
  Responsibilities: Imran Shaikh is the Founder and CEO of One Stop Halal, where he holds responsibility for overseeing overall operations and business activities to achieve desired outcomes. Prior to establishing the company, Imran accumulated 18 years of experience working in Fortune 500 companies such as Yahoo, Microsoft, IBM and Disney. In these roles, he led company-wide initiatives focused on developing and adopting cloud-based technologies. Additionally, Imran managed the IT infrastructure team, overseeing thousands of servers. The reliability of these servers was crucial, as even a single server downtime could result in the loss of millions of dollars in revenue. In 2004, Imran completed his Masters in Computer Science from the University of Southern California. He has been a speaker at various IT conferences across the USA and Canada, sharing insights on cutting-edge distributed computing technologies. Imran also maintained a blog where he provided advice and guidance on Containers, DevOps, and Elastic Compute technologies.

Name: Irfan Shaikh

Irfan Shaikh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer and Director
  Dates of Service: September, 2020 - Present
  Responsibilities: Irfan Shaikh serves as the Chief Operating Officer at One Stop Halal, playing a pivotal role in ensuring the smooth functioning of the company. Prior to co-founding One Stop Halal, Irfan spent 10 years at 5+Design, where he served as a Lead Architect. During this time, he contributed to the design of prestigious retail and commercial real estate projects across various countries, including the USA, China, Russia, Turkey, and the Middle East. His extensive experience working with diverse clients and navigating government regulations has equipped him with valuable knowledge to effectively manage the operations of One Stop Halal.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,998.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, ifwe need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration

(such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business,

financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Imran Shaikh	3,111,104	Common Stock	67.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 478,681 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,659,488 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $106,634.30
  Use of proceeds: Fund marketing and sales initiatives
  Date: September 15, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 1,867
  Use of proceeds: Inventory
  Date: September 21, 2023
  Offering exemption relied upon: Rule 504

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $75,000.00
  Number of Securities Sold: 5,600
  Use of proceeds: Invest into new equipment
  Date: September 21, 2023
  Offering exemption relied upon: RCW 21.20.320(1); WAC 460-44A-050(1)(d)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 7,564
  Use of proceeds: Expand into new markets
  Date: October 04, 2023
  Offering exemption relied upon: Rule 504

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2025 was $2,920,777, compared to $2,821,824 in fiscal year 2024, reflecting year-over-year growth. The primary driver of this increase was the launch of our wholesale operations through Halal Foundry, which expanded our reach beyond direct-to-consumer sales. This new channel allowed us to capture larger volume orders, diversify our revenue streams, and strengthen our market position, contributing to the overall growth in revenue.

Cost of Sales

Cost of Sales for fiscal year 2025 was $1,943,363 compared to $1,949,809in fiscal year 2024. This marginal reduction is primarily attributable to improved procurement efficiencies and better supplier pricing, particularly as the Company strengthened its sourcing relationships and optimized purchasing strategies. Additionally, enhancements in inventory management and reduced wastage contributed to maintaining stable cost levels.

Despite continued growth in operations, these efficiencies helped offset inflationary pressures in meat pricing and logistics, resulting in a relatively flat cost of sales year over year.

Gross Margins

Gross margins for fiscal year 2025 were 33% compared to 29.1%in fiscal year 2024.

This increase was primarily driven by enhanced sourcing efficiencies and improved supplier pricing, as the Company strengthened its procurement strategy. Additionally, the Company benefited from a more favorable product mix, with higher-margin items contributing a greater share of revenue.

Operational improvements, including better inventory management and reduced shrinkage/wastage, also supported margin expansion. Furthermore, continued growth in scale allowed the Company to better absorb fixed costs and optimize logistics, contributing to overall margin improvement.

Expenses

Expenses for fiscal year 2025 were $1,104,614 compared to $993,224 in fiscal year 2024.

This increase is primarily attributable to continued investment in growth initiatives, including expansion of operations, enhancement of logistics and cold-chain capabilities, and increased marketing and customer acquisition efforts. The Company also incurred higher personnel and administrative costs to support its growing customer base and operational scale.

Additionally, investments in technology, infrastructure, and new business verticals contributed to the rise in expenses. These expenditures are aligned with the Company's long-term strategy to scale operations and improve overall efficiency.

Historical results and cash flows:

Our historical results and cash flows provide a strong foundation but are not fully representative of the future potential of the company. Historically, cash flows have been primarily driven by direct-to-consumer retail sales and supported by equity investments. In 2024, we began expanding into wholesale distribution through Halal Foundry, which diversified our revenue base and contributed to top-line growth.

Looking ahead, we expect revenues and cash flows to grow meaningfully as we scale several new initiatives, including:

Wholesale expansion through Halal Foundry (larger volume contracts and repeat B2B sales).

Retail smart kiosks in mosques, universities, hospitals, and businesses, which will provide recurring revenue streams.

Cooked products and meals for grocery stores, kiosks, and direct delivery, tapping into the convenience-driven segment of the halal market.

Geographic expansion into the Midwest and East Coast, unlocking new regional markets.

Because of these initiatives, we believe future results will show higher revenues, stronger cash flows, and improved margins compared to historical performance. Our vertically integrated model (procurement, processing, logistics, and retail) gives us the scalability and efficiency to sustain this growth while maintaining profitability.

In summary, while historical results highlight the strength of our existing retail foundation, investors should expect continued growth and diversification of revenue streams as we execute on our strategic expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 4/10/2026 the Company's cash on hand is $156,066 Cash on hand is primarily generated through operations, investments and then reinvested into inventory, logistics, and expansion initiatives.

Shareholder equity contributions, which have historically been used to fund growth and working capital needs.

The Company does not maintain any lines of credit or shareholder loans at this time, which means we operate with low leverage and maintain financial flexibility.

Going forward, we expect to supplement these resources with the funds raised through our StartEngine crowdfunding campaign, which will be used to accelerate growth initiatives such as wholesale expansion, smart kiosks, cooked meal production, and geographic reach.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are not critical to the continuation of our core operations, as the Company has historically funded its growth primarily through cash flow from sales and shareholder equity contributions. We operate with low leverage and maintain financial flexibility without relying on debt or lines of credit.

That said, the funds raised through this campaign are an important strategic accelerator. They will allow us to expand faster into key growth areas, including wholesale distribution (Halal Foundry), smart retail kiosks, cooked product lines, and geographic expansion into new regions. These initiatives require upfront investment in equipment, logistics, and marketing to reach scale more efficiently.

In short, while the Company has other resources available to sustain operations, the funds from this campaign will enable us to accelerate growth, capture market share more quickly, and enhance long-term value for our investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the Company. One Stop Halal has a proven track record of sustaining its operations through cash flows from sales and periodic equity contributions from shareholders. We have historically grown the business without reliance on outside financing, and our operations can continue based on our current financial resources.

That said, the funds raised through this campaign will represent an important supplement to our capital base, enabling us to accelerate growth initiatives such as wholesale distribution, cooked product lines, and smart retail expansion. While exact proportions will depend on the final amount raised, these funds will account for a minority share of our total financial resources, with the majority still being generated by ongoing operations.

In summary, the campaign funds are intended to fuel growth and expansion, not to maintain the basic viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum funding target, we expect to operate and continue executing our growth strategy for at least 12–18 months without requiring additional outside capital.

This estimate is based on a detailed analysis of our core operating expenses, including:

- Inventory procurement and production costs

- Cold storage and fulfillment logistics

- Smart kiosk deployment and support

- Marketing and customer acquisition

- Technology and platform maintenance

- Payroll for essential team members

Our existing business already generates ongoing revenue from online and wholesale sales, which covers a significant portion of our fixed costs. The funds raised at the minimum level will be used strategically to support targeted expansion initiatives—such as deploying smart kiosks, launching our cooked meals line, and extending our logistics network—while maintaining healthy operational cash flow.

This approach allows us to scale efficiently while remaining financially responsible.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal, we anticipate having sufficient capital to operate and aggressively scale One Stop Halal for the next 24 to 30 months, without the need for additional outside funding.

This extended runway would allow us to not only maintain core operations but also invest deeply in key areas of growth, including:

- Nationwide rollout of our smart halal kiosks

- Cooked meals production and distribution to grocery stores and kiosks

- Wholesale expansion through Halal Foundry, including infrastructure and team growth

- Cold chain logistics and warehousing upgrades for national coverage

- Marketing campaigns and technology improvements to support higher customer volume

- Hiring and training for key operational roles

Raising the full amount will accelerate our long-term vision of building the most trusted and vertically integrated halal food company in America—while keeping us financially stable, debt-free, and fully aligned with our values.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Ankit Patel
  Amount Owed: $300,000.00
  Interest Rate: 10.0%
  Maturity Date: September 30, 2025
  Maturity Date: September 30, 2025 with a potential to extend for future years. Profit Rate: 10% Murabaha Islamic Loan.

Related Party Transactions

- Name of Person: Irfan Shaikh
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan/$19,850
  Material Terms: No maturity. Owner Contribution.

- Name of Person: Ijaz Ahmed
  Relationship to Company: Friend & Family Member
  Nature / amount of interest in the transaction: Loan/$50,000
  Material Terms: No maturity. To be repaid in the future.

- Name of Person: Imran Shaikh
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan/$4,100
  Material Terms: No maturity. Owner contribution

- Name of Entity: Meat Us LLC
  Names of 20% owners: Irshad Shaikh

Relationship to Company: Family member
Nature / amount of interest in the transaction: $169,000
Material Terms: See indebtedness section

- Name of Person: Rosebeen Pathan
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $27,973
  Material Terms: See indebtedness section

- Name of Person: Ankit Patel
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $19,850
  Material Terms: See indebtedness section

Valuation

Pre-Money Valuation: $12,021,479.04

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The Company has no preferred stock, options, warrants or convertible securities outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,996.98, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Smart Kiosk Deployment
  10.0%
  Manufacturing, installing, and stocking automated halal kiosks in mosques, universities, hospitals, and high-traffic public areas nationwide. Includes hardware, software licensing, setup, and restocking logistics.

- Cooked Meals Division
  10.0%
  Launching a ready-to-eat halal meals line developed in USDA-certified kitchens. Includes recipe development, packaging, production runs, certifications, and shelf-life testing.

- Wholesale Expansion (Halal Foundry)
  21.0%
  Scaling up our B2B operations by hiring dedicated sales staff, securing more warehouse space, and onboarding new wholesale accounts, including grocers, delis, and restaurants.

- Cold Chain Infrastructure
  5.0%
  Building out and upgrading cold storage, refrigerated delivery vehicles, and route optimization software to support expanded nationwide operations.

- Geographic Expansion
  20.0%

Targeted marketing and logistics rollout in new regions (Midwest, East Coast). This includes regional fulfillment hubs, last-mile delivery partnerships, and community outreach.

- Marketing & Customer Acquisition
  5.0%
  Digital marketing (Google, Meta, influencer partnerships), email/SMS campaigns, and offline event sponsorships to acquire and retain both retail and wholesale customers.

- Technology Development
  2.0%
  Improving our eCommerce platform, mobile app features, real-time inventory sync with kiosks, CRM, and order management systems.

- Key Hiring & Training
  3.0%
  Recruiting and onboarding operational staff in logistics, customer service, IT, and business development to manage scale.

- Working Capital & Inventory
  13.0%
  Additional buffer to maintain optimal inventory levels, supplier deposits, and respond to seasonal demand fluctuations.

- Legal & Compliance
  2.0%
  Legal services, food safety certifications, insurance coverage, and regulatory compliance across state and federal levels.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://onestophalal.com (www.onestophalal.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/one-stop-halal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR One Stop Halal Inc.

[See attached]

One Stop Halal, Inc. (d/b/a Halal Foundry)
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: One Stop Halal, Inc. Management

We have reviewed the accompanying financial statements of One Stop Halal, Inc. (the Company), which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 17, 2026

ONE STOP HALAL, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	507,963	5,035
Inventory		495,558	372,958
Due from Related Parties		21,135	30,810
Other Current Assets		28,709	82,250
Total Current Assets		1,053,366	491,054
Non-Current Assets:			
Fixed Assets - net	$	114,929	129,042
Intangible Assets - net		90,958	73,042
Lease Right of Use Asset		338,421	480,124
Total Non-Current Assets		544,308	682,207
TOTAL ASSETS	$	1,597,674	1,173,261
LIABILITIES AND EQUITY			
Current Liabilities:			
Credit Cards Payable	$	47,371	49,585
Payroll Liabilities		2,617	2,051
Notes Payable - Related Parties - Current		400,923	378,850
Lease Liabilities - Short Term		154,841	141,834
Other Current Liabilities		350	196
Total Current Liabilities	$	606,103	572,517
Non-Current Liabilities:			
Mudarabah Investment Account	$	500,000	-
Lease Liabilities - Long Term		212,340	367,181
Total Non-Current Liabilities	$	712,340	367,181
TOTAL LIABILITIES		1,318,442	939,698
EQUITY			
Common Stock	$	806,634	806,634
Additional Paid-in Capital		804,121	577,540
Accumulated Deficit		(1,331,524)	(1,150,611)
TOTAL EQUITY	$	279,232	233,563
TOTAL LIABILITIES AND EQUITY	$	1,597,674	1,173,261

See Accompanying Notes to these Unaudited Financial Statements

ONE STOP HALAL, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Revenue	$	2,920,777	2,770,593
COGS		(1,943,363)	(1,961,984)
Gross Profit	$	**977,414**	**808,610**
Operating Expenses			
Advertising and Marketing	$	368,366	279,186
General and Administrative		383,449	350,813
Payroll		78,205	82,003
Contractors		22,400	43,918
Professional Fees		3,650	1,495
Operating Lease Expense		156,738	166,052
Repairs and Maintenance		26,331	43,971
Depreciation		36,113	33,018
Amortization		37,083	20,125
Total Operating Expenses		**1,112,336**	**1,020,582**
Total Loss from Operations	$	**(134,922)**	**(211,972)**
Other Income (Expense)			
Interest	$	(74,883)	(28,274)
Total Other Income (Expense)		**(74,883)**	**(28,274)**
Net Income (Loss)	**$**	**(209,805)**	**(240,246)**

See Accompanying Notes to these Unaudited Financial Statements

ONE STOP HALAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Accumulated	Total Shareholders'
	# of Shares	$ Amount	APIC	Deficit	Equity
Beginning balance at 1/1/24	582,436	806,634	68,571	(932,112)	(56,907)
Additional Paid-in Capital	-	-	508,969	-	508,969
Prior period Adjustments	-	-	-	21,747	21,747
Net income (loss)	-	-	-	(240,246)	(240,246)
Ending balance at 12/31/24	582,436	806,634	577,540	(1,150,611)	233,563
Additional Paid-in Capital	-	-	226,581	-	226,581
Prior period Adjustments	-	-	-	28,892	28,892
Net income (loss)	-	-	-	(209,805)	(209,805)
Ending balance at 12/31/25	582,436	806,634	804,121	(1,331,524)	279,232

See Accompanying Notes to these Unaudited Financial Statements

ONE STOP HALAL, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(209,805)	(240,246)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		36,113	33,018
Amortization		37,083	20,125
Prior Period Adjustments		28,892	21,747
Inventory		(122,600)	-
Due from Related Parties		9,675	(16,450)
Lease Right of Use Asset		141,703	146,291
Other Current Assets		53,541	(44,221)
Credit Cards Payable		(2,214)	(1,343)
Payroll Liabilities		566	(676)
Notes Payable - Related Parties - Current		22,073	(335,636)
Lease Liabilities - Short Term		13,007	2,689
Lease Liabilities - Long Term		(154,841)	(141,834)
Other Current Liabilities		154	(2,539)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		63,151	(318,830)
Net Cash provided by (used in) Operating Activities	$	(146,653)	(559,076)
INVESTING ACTIVITIES			
Fixed Assets - net	$	(22,000)	-
Intangible Assets - net		(55,000)	(15,000)
Net Cash provided by (used in) Investing Activities	$	(77,000)	(15,000)
FINANCING ACTIVITIES			
Mudarabah Investment Account	$	500,000	-
Common Stock		-	-
Additional Paid-in Capital		226,581	508,969
Net Cash provided by (used in) Financing Activities	$	726,581	508,969
Cash at the beginning of period		5,035	70,142
Net Cash increase (decrease) for period	$	502,928	(65,107)
Cash at end of period	$	507,963	5,035

Supplemental Disclosures of Cash Flow Information:	2025	2024
Cash paid during the year for:		
Interest	74,883	28,274
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

One Stop Halal, Inc. ("the Company") d/b/a Halal Foundry was formed in California, on March 9th, 2017. The Company earns revenue from the sale of halal meat products, which customers can purchase through the online platform or by placing orders over the phone. The company employs a mail-order system to deliver halal meat to customers after they place an order. The Company's headquarters is in Los Angeles, California. The Company's customers are located in the United States.

The Company intends to launch a Regulation CF crowdfunding campaign in 2026 to raise capital in support of its growth initiatives.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company faces the risk that its history of operating losses and dependence on external financing may adversely affect its liquidity position if anticipated revenue growth or planned capital raises do not materialize as expected. Management intends to mitigate this risk through continued execution of its revenue growth initiatives across existing and new channels and by actively pursuing additional equity and debt financing to support working capital and strategic expansion.

The Company is exposed to the risk that increases in input costs or operational inefficiencies could constrain margin improvement and delay the achievement of sustainable profitability. Management plans to mitigate this risk by implementing cost-management measures, enhancing procurement and inventory practices, and investing in supply chain and logistics capabilities to improve gross margins and operational scalability.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for each year under review and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025, and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $507,963 and $5,035 in cash and cash equivalents as of December 31, 2025, and December 31, 2024, respectively.

Inventory

The company maintains a diverse inventory of over 500 halal meat cuts, including staples like chicken and beef, as well as specialty items such as wagyu and bison, plus non-perishable groceries and pet foods. Inventory levels for popular meat items typically remain at approximately 100 units per SKU, with specialty cuts stocked in smaller quantities and replenished as demand dictates. Ready-to-eat meals, cooked products, and new lines like raw pet food are regularly added, all managed using advanced inventory systems to support multiple sales channels and ensure fresh supply.

Inventory is stated at a lower cost or net realizable value using the first-in, first-out method. At December 31, 2025, and December 31, 2024, inventory consisted of finished goods totaling $495,558 and $372,958, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life (in Years)**	**2025**	**2024**
Warehouse Equipment	10	45,000	45,000
Delivery Vehicles	5	30,000	30,000
Cold Storage Units	8	75,000	75,000
IT Infrastructure - 2021 Purchase	4	20,000	20,000
Leasehold Improvements	5	30,000	30,000
Furniture & Fixtures - 2023 Purchase	7	15,000	15,000
IT Infrastructure - 2025 Purchase	4	10,000	-
Furniture & Fixtures - 2025 Purchase	7	12,000	-
Less: Accumulated Depreciation		(122,071)	(85,958)
Totals		**114,929**	**129,042**

Intangible Assets

Intangible assets are recorded at cost and are presented net of accumulated amortization. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Expenditures that extend the useful life or enhance the value of existing intangible assets are capitalized, while routine maintenance and minor updates are expensed as incurred. Upon disposal, the cost and related accumulated amortization are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of operations.

In accordance with ASC 350, Intangibles—Goodwill and Other, the Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverability of finite-lived intangible assets is assessed by comparing the carrying value to the sum of the undiscounted estimated future cash flows expected to be generated by those assets. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the asset's fair value. Factors considered by management in conducting this assessment include current and projected operating results, trends and market conditions, and other relevant economic or technological factors.

Based on management's review, no impairment of intangible assets was identified as of December 31, 2024.

A summary of the Company's intangible assets is below.

Property Type	Useful Life (in Years)	2025	2024
Website Development	5	25,000	25,000
Custom Software Platform	5	50,000	50,000
Mobile Compatibility Development	5	20,000	20,000
Logistics Optimization IP	10	15,000	15,000
Software / Platform Development	3	30,000	-
Trademark / Branding	5	10,000	-
Website Development - Halal Foundry	3	15,000	-
Less: Accumulated Amortization		(74,042)	(36,958)
Totals		**90,958**	**73,042**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers," following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from direct-to-consumer online retail sales through the One Stop Halal website. Its product offerings include 100% hand-slaughtered halal meats, ready-to-cook items, snacks, and grocery essentials. Payments are typically collected immediately upon purchase. The Company's primary performance obligation is to deliver high-quality, halal, and hygienic meats in a timely manner. Revenue is recognized at the time of purchase, when the Company satisfies its performance obligation by transferring the products to the customer. The Company deferred no revenue for the years ended 2025 and 2024, respectively.

The Company generates revenue from wholesale distribution sales, consisting of bulk halal meat shipments to grocery stores, restaurants, and institutional customers. All products are sourced from 100% hand-slaughtered, HFSAA-certified, and USDA-inspected halal suppliers to maintain authenticity and integrity throughout the supply chain. Payments for wholesale transactions are typically made on credit under net 21-day terms. The Company's primary performance obligation is to deliver certified halal products that meet its quality and certification standards. Revenue is recognized upon delivery, when the Company satisfies its performance obligation, and payment is subsequently received according to the agreed credit terms. No revenue was deferred for the years ended 2025 and 2024.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses include automobile costs, bank charges, communication expenses, office supplies, software subscriptions, utilities, repair costs, and other miscellaneous items.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the year ended December 31, 2024, the Company filed its federal and applicable state income tax returns, which reported no current income taxes payable or refundable for the period. The differences between income (loss) reported in the financial statements and the amounts reported in the 2024 income tax returns primarily relate to temporary differences for depreciation and accruals/other items and a net operating loss carryforward of approximately $904,740. The resulting deferred tax assets have been fully offset by a valuation allowance because management has concluded it is more likely than not that these deferred tax assets will not be realized.

For the year ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed as of the date of the report. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings. No provision for income taxes has been recorded in the accompanying financial statements for the year ended December 31, 2025, as management has not yet completed the determination of any income tax liability or benefit for the period; any adjustments identified upon completion of the tax return, including the recognition of additional deferred tax assets or liabilities and any related valuation allowance, will be recorded in the period in which the information becomes available. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable, and the Company's policy is to classify such amounts as a component of income tax expense.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Due from Related Parties

1. The Company was owed $21,135 and $20,810 by S. Patel as of December 31, 2025, and 2024, respectively.
2. As of December 31, 2024, Imran Shaikh, Co-CEO, owed the Company $10,000; this amount was applied against the balance due and has been fully resolved.

Due to Related Parties

1. On September 5, 2025, the Company received a loan from Meat US LLC. The contribution totaled $169,000. See Note 5.

2. On September 5, 2025, the Company received a loan from Rosebeen Pathan. The contribution totaled $27,973. See Note 5.
3. On July 18, 2024, the Company began receiving loans from F. & A. Ijaz. The contributions totaled $59,000. See Note 5.
4. On March 2, 2023, the Company began receiving loans from Imran Shaikh, co-CEO. The contributions totaled $102,200. The loan does not bear any interest and was extended without any formal terms, such as an interest rate, repayment schedule, or maturity date. The loan had a balance of $4,100 as of December 31, 2025. See Note 5.
5. On December 27, 2021, the Company began receiving loans from Irfan Shaikh, co-CEO. The contributions totaled $64,850. See Note 5.
6. On October 31, 2023, the Company received a series of advances from A. Patel totaling $300,000. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases.

Operating Lease 1

The Company entered into a lease agreement with 1018 E. 7th Street, LLC for a single-tenant industrial building for a term of thirty-six (36) months, which commenced on February 1, 2021, and ended on January 31, 2024.

Operating Lease 2

The Company entered into a lease agreement with 766 Gladys Avenue Property, LLC for a food processing and cold storage industrial building, with a term of sixty (60) months, which began on April 1, 2023, and ends March 31, 2028.

Lease expense	Year Ending 2025-12
Operating lease expense	156,738
Total	156,738

Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	635,109
Weighted-average remaining lease term in years for operating leases	2.25
Weighted-average discount rate for operating leases	3.48%

Maturity Analysis	Operating
2026-12	164,714
2027-12	172,949
2028-12	43,758
2029-12	-
2030-12	-
Thereafter	-
Total undiscounted cash flows	381,421
Less: present value discount	(14,240)
Total lease liabilities	367,181

NOTE 5 – LIABILITIES AND DEBT

Mudarabah Investment Account: The Company entered into a Shariah-compliant Mudarabah agreement on December 22, 2025, under which an investor, H. Hareekar, contributed $500,000 of capital for halal trade and related activities managed by the Company as Mudarib, in return for a 16.66% share of gross profit, with profits distributed only when earned, no guarantee of profit or capital preservation, and losses generally borne by the investor except in cases of the Company's negligence, misconduct, fraud, or breach of trust.

Notes Payable - Related Parties:

On September 5, 2025, the Company received a loan from Meat US LLC. The contribution totaled $169,000. The loan does not bear any interest and was extended without any formal terms, such as an interest rate, repayment schedule, or maturity date. The loan had a balance of $169,000 as of December 31, 2025. See Note 3.

On September 5, 2025, the Company received a loan from Rosebeen Pathan. The contribution totaled $27,973. The loan does not bear any interest and was extended without any formal terms, such as an interest rate, repayment schedule, or maturity date. The loan had a balance of $27,973 as of December 31, 2025. See Note 3.

On July 18, 2024, the Company began receiving loans from F. & A. Ijaz. The contributions totaled $59,000. The loan does not bear any interest and was extended without any formal terms, such as an interest rate, repayment schedule, or maturity date. The balance of this loan was $50,000 and $59,000 as of December 31, 2025, and December 31, 2024, respectively. See Note 3.

On March 2, 2023, the Company began receiving loans from Imran Shaikh, co-CEO. The contributions totaled $102,200. The loan does not bear any interest and was extended without any formal terms, such as an interest rate, repayment schedule, or maturity date. The loan had a balance of $4,100 as of December 31, 2025. The Company was owed 10,000 by Imran Shaikh as of December 31, 2024. See Note 3.

On December 27, 2021, the Company began receiving loans from Irfan Shaikh, co-CEO. The contributions totaled $64,850. The loan does not bear any interest and was extended without any formal terms, such as an interest rate, repayment schedule, or maturity date. The loan had a balance of $19,850 as of December 31, 2025, and December 31, 2024. See Note 3.

On October 31, 2023, the Company received a series of advances from A. Patel totaling $300,000 to finance inventory and livestock purchases under a Murabaha agreement, with repayment of $342,500 to be made in five scheduled installments through June 1, 2025. The arrangement is secured by a personal guarantee from the Company's president, Imran Shaikh, rather than by separate collateral. The outstanding balance was $130,000 and $300,000 as of December 31, 2025, and December 31, 2024, respectively. See Note 3.

Debt Summary

				For the Year Ended December 2025				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related Party Loan #1	169,000	0%	On demand	169,000	-	169,000	-	-	-	-	-
Related Party Loan #2	27,973	0%	On demand	27,973	-	27,973	-	-	-	-	-
Related Party Loan #3	Multiple	0%	On demand	50,000	-	50,000	-	59,000	-	59,000	-
Related Party Loan #4	Multiple	0%	On demand	4,100	-	4,100	-	-			
Related Party Loan #5	Multiple	0%	On demand	19,850	-	19,850	-	19,850	-	19,850	-
Murabaha (Cost-plus Sale) Obligation	300,000	42,500	06/01/2025	130,000	-	130,000	-	300,000	-	300,000	-
Total				400,923	-	400,923	-	378,850	-	378,850	-

5 Year Debt Maturities

	Grand Total
2026	400,923
2027	-
2028	-
2029	-
2030 and Beyond	-
Total	400,923

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with no specified par value. 582,436 shares were issued and outstanding as of December 31, 2025, and December 31, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the board of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 17, 2026, the date these financial statements were available to be issued.

Subsequent to December 31, 2025, the Company entered into agreements to launch a new revenue stream through refrigerated smart kiosks to be placed at high-traffic locations such as mosques, universities, hospitals, and businesses. The kiosks will offer vacuum-packed halal meats and, in the future, ready-to-eat and cooked meals. Under these arrangements, the Company's performance obligations will include supplying halal meat products to the kiosks on a recurring basis and maintaining, cleaning, and servicing the kiosk equipment. Customers are expected to pay the Company upfront for products sold through the kiosks.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

14 HOURS LEFT ⓘ

Invest in One Stop Halal

Halal. Authentic. Delivered.

We are a vertically integrated Halal food company with 35,000+ customers, 3,400+ five-star reviews, and over 1.27 million pounds of hand-cut Zabiha Halal meat shipped nationwide. One Stop Halal is a full-stack Halal meat and grocery company offering farm-to-table Zabiha Halal products. With a robust ecommerce platform, proprietary cold chain logistics, and upcoming retail smart kiosks, we serve a growing customer base nationwide.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$315,520.18 Raised

Get Equity
$2.58 Per Share

RAISED ⓘ	INVESTORS
$315,520.18	154
MIN INVEST ⓘ	**VALUATION**
$497.94	$12.02M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

REASONS TO INVEST

- **End-to-End Halal Supply Chain:** We produce, distribute, and retail 100% hand-cut Zabiha Halal meat across all 50 states in the U.S., with control over our entire supply chain—from farm to doorstep.

- **Experienced Leadership & Tech Expertise:** Founded by a former Yahoo, Microsoft, Disney, and IBM engineer with 15+ years in tech, our team brings deep operational and ecommerce experience to halal food distribution.

- **Strong Growth & Expanding Operations:** We've shipped 1.27M lbs of meat, reached $10M+ in revenue, and plan to expand into retail kiosks, cooked meals, and national wholesale with smart logistics and cold storage infrastructure.

TEAM



Imran Abdulkarim Shaikh • Founder, CEO and Director

Imran Shaikh is the Founder and CEO of One Stop Halal, where he holds responsibility for overseeing overall operations and business activities to achieve desired outcomes. Prior to establishing the company, Imran accumulated 18 years of experience working in Fortune 500 companies such as Yahoo, Microsoft, IBM and Disney. In these roles, he led company-wide initiatives focused on developing and adopting cloud-based technologies. Additionally, Imran managed the IT infrastructure team, overseeing thousands of servers. The reliability of these servers was crucial, as even a single server downtime could result in the loss of millions of dollars in revenue.

In 2004, Imran completed his Masters in Computer Science from the University of Southern California. He has been a speaker at various IT conferences across the USA and Canada, sharing insights on cutting-edge distributed computing technologies. Imran also maintained a blog where he provided advice and guidance on Containers, DevOps, and Elastic Compute technologies.

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Irfan Abdulkarim Shaikh • Board Member, Director, Chief Financial Officer

Irfan Shaikh serves as the Chief Operating Officer at One Stop Halal, playing a pivotal role in ensuring the smooth functioning of the company. Prior to co-founding One Stop Halal, Irfan spent 10 years at 5+Design, where he served as a Lead Architect. During this time, he contributed to the design of prestigious retail and commercial real estate projects across various countries, including the USA, China, Russia, Turkey, and the Middle East. His extensive experience working with diverse clients and navigating government regulations has equipped him with valuable knowledge to effectively manage the operations of One Stop Halal.

In 2006, Irfan earned his Masters of Architecture degree from the Southern California Institute of Architecture (Sci-Arc). He has also been involved in the design and construction of multiple Islamic Centers in the Greater Los Angeles area. Given his expertise in working with local authorities and complying with building codes, Irfan is often sought out for consultation by other real estate developers in the region.

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THE PITCH

One Stop Halal is redefining Halal food access in the U.S. by owning the entire supply chain—from ritual slaughter to last-mile delivery. With $10M+ in lifetime revenue, 35,000 customers, and 250,000 monthly website visitors projected by 2025, we're scaling a platform that merges convenience, quality, and compliance. We believe that our founder's background in top-tier tech firms and our vertical integration position us for potential sustainable national growth.



THE PROBLEM & OUR SOLUTION

The Problem:
Halal consumers in the U.S. often face limited access to authentic, hand-cut Zabiha Halal meat that meets strict religious guidelines. Most available options are either frozen imports or machine-cut meats from retailers with minimal product variety and little transparency into sourcing and slaughter practices.

Our Solution:
One Stop Halal provides a one-stop online destination for 100% hand-cut, never pre-stunned Zabiha Halal meat, with direct-to-door delivery. Our vertically integrated model—spanning production, warehousing, distribution, and retail—ensures quality, freshness, and ethical compliance. We're also in the process of launching smart retail kiosks and have developed a line of ready-to-eat cooked meats like Halal burgers, taco meat, and steak fingers. Our revenue comes from ecommerce, wholesale distribution, and upcoming physical retail expansion.


FLAME-BROILED COOKED
BEEF BURGER PATTIES
100% HANDCUT ZABIHA HALAL
COOKED SHREDDED
BEEF TACO MEAT
100% HANDCUT ZABIHA HALAL
COOKED
BEEF COUNTRY FRIED STEAK
100% HANDCUT ZABIHA HALAL
COOKED
BEEF STEAK FINGERS
100% HANDCUT ZABIHA HALAL

THE MARKET & OUR TRACTION

Market Opportunity: The U.S. halal market is estimated at $20B annually, while the global halal market is projected to reach $3T by 2032 Source: Statista. In the U.S. alone, the number of halal restaurants grew from 200 to over 10,000 in the past two decades, and giants like Costco and Walmart now carry Halal products—signaling mainstream adoption.

Our Traction: We’ve generated over $10 million in lifetime revenue, shipped more than 1.27 million pounds of Halal meat, and built a base of 35,000+ customers. Our website receives 120,000+ visitors/month, projected to double by the end of 2025. We've also partnered with companies to support an advanced cold storage network and logistics operation, which will aid our plans for upcoming national distribution, smart kiosks, and cooked product lines.



WHY INVEST

One Stop Halal aims to build the future of Halal food access, with plans to scale from a fast-growing ecommerce leader to a national retail and wholesale powerhouse. This raise helps us expand into cooked foods, retail kiosks, and geographic warehousing. Join us as we grow a values-driven food company built on trust, transparency, and high-quality Halal offerings.



ABOUT

HEADQUARTERS
807 Dryander Dr
Diamond Bar, CA 91789

WEBSITE
View Site

We are a vertically integrated Halal food company with 35,000+ customers, 3,400+ five-star reviews, and over 1.27 million pounds of hand-cut Zabiha Halal meat shipped nationwide. One Stop Halal is a full-stack Halal meat and grocery company offering farm-to-table Zabiha Halal products. With a robust ecommerce platform, proprietary cold chain logistics, and upcoming retail smart kiosks, we serve a growing customer base nationwide.

TERMS

One Stop Halal

Overview

PRICE PER SHARE
$2.58

VALUATION
$12.02M

DEADLINE
Apr. 25, 2026 at 6:59 AM UTC

FUNDING GOAL
$10K - $1.23M

Breakdown

MIN INVESTMENT
$497.94

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,996.98

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
3,875

MAX NUMBER OF SHARES OFFERED
478,681

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,597,674	$1,173,261
Cash & Cash Equivalents	$507,963	$5,035
Accounts Receivable	$0	$0
Short-Term Debt	$606,103	$572,517
Long-Term Debt	$606,102	$572,517
Revenue & Sales	$2,920,777	$2,770,593
Costs of Goods Sold	$1,943,363	$1,961,984
Taxes Paid	$0	$0
Net Income	-$209,805	-$240,246

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**'Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 2% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 7% bonus shares.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 12% bonus shares.

Early Bird 6: Invest $50,000+ within the first 2 weeks | 15% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between days 20 - 25 and receive 7% bonus shares.

Flash Perk 2: Invest $1,000+ between days 45 - 50 and receive 5% bonus shares.

Amount-Based Perks

Tier 1: Invest $500+ | Receive a One Stop Halal premium spice set + 2% bonus shares.

Tier 2: Invest $1,000+ | Receive a 5% discount on all orders for 3 months + premium spice set + 5% bonus shares.

Tier 3: Invest $5,000+ | Receive a 10% discount for 6 months + premium spice set + 7% bonus shares.

Tier 4: Invest $10,000+ | Receive a Halal Wagyu Steak MeatBox + premium spice set + 10% off all orders for 12 months + 10% bonus shares.

Tier 5: Invest $25,000+ | All previous perks + quarterly gourmet halal meat box for one year + 12% bonus shares.

Tier 6: Invest $50,000+ | All previous perks + quaterly Wagyu Premium halal meat box for one year + 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

One Stop Halal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.58/ share, you will receive 110 shares of Common Stock , meaning you'll own 110 shares for $258. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

ALL UPDATES

04.01.26

Final Call — Campaign Ending Soon

To all our supporters and followers — **thank you.**
Your belief in One Stop Halal has helped us reach incredible milestones, and we're truly grateful for the trust you've placed in us.

Our offering is currently scheduled to close on **24th April, 2026** subject to extension or early closing as permitted. If you're considering investing, please review the offering materials before the offering closes.

We plan to pursue expansion of our halal supply chain and evaluate opportunities to expand into additional regions, which will depend on available capital, execution, and market conditions. There is no guarantee these plans will be achieved.

If you're interested in investing, consider reviewing the offering materials and risk factors on the offering page before making an investment decision.

Join us as we aim to help expand access to halal products.

Invest at the offering page before the offering closes (currently scheduled to close on 24th April, 2026, subject to extension or early closing as permitted).

Thank You for your continued support.

Sincerely,

Imran Shaikh

Founder & CEO | One Stop Halal

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.03.26

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the One Stop Halal offering. Here's an excerpt describing the specifics of the change:

Campaign is extending to April 24, 2026

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

12.03.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the One Stop Halal offering. Here's an excerpt describing the specifics of the change:

Extending the Campaign End Date to February 23, 2026

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

10.24.25

Understanding Halal – FAQs

❓1. What does “Halal” mean?

Halal is an Arabic word that means permissible or lawful according to Islamic principles. When used in the context of food, it refers to products that are prepared, processed, and handled according to Islamic dietary laws. The opposite of Halal is Haram, meaning prohibited.

🍖 2. What makes Halal meat different?

Halal meat comes from animals that are:

- Raised and slaughtered with care and compassion.
- Hand-slaughtered by a practicing Muslim, invoking the name of God (Allah) before each slaughter.
- Completely drained of blood, which improves cleanliness and shelf life.
- Never Pre-stunned, electrocuted, or mishandled before slaughter (in our case, 100% hand-cut Zabiha Halal).

This process emphasizes ethics, cleanliness, and animal welfare — values that align with broader humane and sustainable food practices.

🌿 3. Why is Halal food gaining wider acceptance among non-Muslims?

Halal food is becoming increasingly popular because it:

- Ensures transparency and traceability in sourcing and processing.
- Is often associated with ethical standards in animal welfare and food handling.
- Offers cleaner, fresher, and more natural meat, free from unnecessary additives.
- Fits into modern consumer values of conscious eating, similar to organic, non-GMO, or ethically sourced movements.

Many non-Muslim consumers choose Halal for its quality, purity, and humane standards — not just religious reasons.

🌎 4. How large is the Halal market, and why is it growing?

The global Halal food market is worth over $2 trillion and growing rapidly — not just in Muslim-majority countries but worldwide. In the U.S. alone, Halal consumers make up one of the fastest-growing food segments, driven by:

- A rising Muslim population,
- Increasing awareness of ethical and sustainable food,
- And non-Muslim consumers who prefer Halal for its quality and integrity.

We aim to meet the increasing consumer interest in clean, ethical, and trustworthy meat, as indicated by market research.

🤝 5. Why invest in a Halal company like One Stop Halal?

One Stop Halal isn't just serving a religious market — we're meeting the growing national demand for clean, ethical, and trustworthy meat. We're a vertically integrated Halal company, controlling everything from the farm to your doorstep. We strive to maintain high standards of purity, quality, and ethics in our operations. By investing, you're supporting a company that's building a values-driven, sustainable food ecosystem with appeal to both Muslim and non-Muslim consumers.

🧭 6. What makes One Stop Halal's process unique?

- 100% Hand cut Zabiha Halal meat — verified and certified by HFSAA.
- No pre-stunning, no shortcuts, full respect for humane and traditional slaughter.

- USDA-inspected and produced under strict hygiene and safety standards.
- A farm-to-table supply chain — from sourcing, processing, to nationwide delivery.

This combination of tradition, technology, and trust is what sets One Stop Halal apart.

🐄 7. Is Halal the same as Kosher?

They share similarities but are not the same. Both Halal (Islamic) and Kosher (Jewish) dietary laws emphasize:

- Humane slaughter,
- Clean handling of meat,
- And ethical sourcing.

However, Halal has its own religious guidelines, such as invoking the name of God (Allah) during slaughter and prohibiting certain ingredients like alcohol and gelatin from non-Halal sources.

🌎 8. Does Halal support sustainability and ethical farming?

Absolutely. Halal emphasizes respect for animals, responsible consumption, and avoiding waste — principles that align with sustainability. Many Halal farms are smaller-scale and community-based, focusing on ethical sourcing rather than industrialized mass farming.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.23.25

🙏 Thank You! We're in StartEngine's Top 15

We're thrilled to share some amazing news — **One Stop Halal is now among the Top 15 companies on StartEngine for the amount raised in just the past few days!** 🎉

This incredible milestone was made possible because of you — our loyal community of believers, supporters, and customers who continue to stand with us. Your trust fuels our mission to build a values-driven, halal-first food company that serves everyone across America with integrity, quality, and heart.

But this is just the beginning.
We aim to bring One Stop Halal to the **Midwest and East Coast**, introduce **retail smart kiosks** and delicious **cooked halal meals**, and strive to establish a world-class halal supply chain that connects **farms to families** nationwide.'

We invite you to join us in our mission to enhance the halal market in America.
Join us as we continue to grow and strengthen the halal ecosystem — together.

👉 Invest Today

Thank for your unwavering trust and support.
Together, we aim to build a company that contributes to the future of halal.

Sincerely,

Imran Shaikh

Founder & CEO | One Stop Halal

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1

Invest $500+ | Receive a One Stop Halal premium spice set + 2% bonus shares.

Select

$1,000

Tier 2

Invest $1,000+ | Receive a 5% discount on all orders for 3 months + premium spice set + 5% bonus shares.

Select

$5,000

Tier 3

Invest $5,000+ | Receive a 10% discount for 6 months + premium spice set + 7% bonus shares.

Select

$10,000

Tier 4

Invest $10,000+ | Receive a Halal Wagyu Steak MeatBox + premium spice set + 10% off all orders for 12 months + 10% bonus shares.

Select

$25,000

Tier 5

Invest $25,000+ | All previous perks + quarterly gourmet halal meat box for one year + 12% bonus shares.

Select

$50,000

Tier 6

Invest $50,000+ | All previous perks + quarterly Wagyu Premium halal meat box for one year + 15% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

DR

Danny Ramirez
4 months ago

I am interested in this investment due to the company's vertically integrated business model. This approach solves a crucial problem in sourcing Zabiha Halal meat. The strong integration from procurement to processing and retail eases consumer worry where religion, food standards, and trust intersect.

However, after reviewing the financials and operational narrative, several questions arise regarding the company's financial health, operational strategy, and path to profitability that need clarification before I can consider investing.

- You mentioned an increase in COGS and lower gross margins were due to scaling wholesale operations. Do you have a firm timeline for when these operational efficiencies will kick in, and what specific gross margin target are you aiming for in the next 12-24 months?

-What is your clear, actionable plan to transition from net losses to sustained profitability, and by what date do you project this breakeven to occur?

-The narrative mentions expansion into retail, smart kiosks, and cooked products. Can you provide concrete data or pilot results that prove customer demand and profitability for these new, unproven initiatives?

-What is the capital expenditure required for these new initiatives (kiosks, new product lines) and how does that match up with the funds you expect to raise from this campaign?

-You're expanding into wholesale, which usually operates on lower margins but higher volume. Given the drop in your gross margin, how will you ensure the wholesale segment contributes positively to overall net income, rather than just growing revenue?
-Are there specific risks related to supplier relationships or input costs (freight, cold storage) that could further erode your margins, and how are you mitigating those risks?

-The financial condition shows a significant shift of debt from long-term to short-term. What prompted this restructuring, and does it increase the immediate risk of default?

-You state the campaign funds are not 'critical to the viability of the company, yet the cash on hand is very low. Why should investors view this as a strategic accelerator rather than a necessary lifeline?

-What key performance indicators do you track weekly or monthly to monitor the health of the business beyond just revenue growth, and how will you provide transparency to investors moving forward?

-How does your pricing structure compare to competitors, and do you anticipate needing to compress margins further to capture market

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VIDEO TRANSCRIPT

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

Request Type: Certified Copies
Entity Name: ONE STOP HALAL INC.
Formed In: CALIFORNIA
Entity No.: 4002307
Entity Type: Stock Corporation - CA - General

Issuance Date: 08/06/2025
Copies Requested: 1
Receipt No.: 011045087
Certificate No.: 355024524

Document Listing

Reference #	Date Filed	Filing Description	Number of Pages
B3892-1594	08/01/2025	Amendment	1

** **** ****** ******** End of list ******** ****** **** **

I, SHIRLEY N. WEBER, PH.D., California Secretary of State, do hereby certify on the Issuance Date, the attached document(s) referenced above are true and correct copies and were filed in this office on the date(s) indicated above.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on August 06, 2025.

SHIRLEY N. WEBER, PH.D.
Secretary of State

To verify the issuance of this Certificate, use the Certifcate No. above with the Secretary of State Certification Verification Search available at **biz**fileOnline.sos.ca.gov.

For Office Use Only
-FILED-
File No.: BA20251606057
Date Filed: 8/1/2025

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED ARTICLES OF INCORPO[RATION]
OF
ONE STOP HALAL INC.

The undersigned certify that:

1. They are the **President** and the **Secretary**, respectively, of One Stop Halal Inc., a California corporation (the "**Corporation**"), with California Entity Number 4002307.

2. The Amended and Restated Articles of Incorporation of this Corporation are amended as follows:

   The following paragraph is added at the end of Article III of the Amended and Restated Articles of Incorporation:

   Upon the California Secretary of State's acceptance of the Certificate of Amendment of Amended and Restated Articles of Incorporation of the Corporation adding this paragraph (the "**Effective Time**"), each one (1) share of "common" stock issued and outstanding immediately prior to the Effective Time shall be and is hereby automatically and with no further action by the holder of such share split into eight (8) shares of "common" stock.

3. The foregoing amendment of the Amended and Restated Articles of Incorporation of the Corporation has been duly approved by the board of directors.

4. The foregoing amendment of the Amended and Restated Articles of Incorporation of the Corporation is one that may be adopted with approval by the board of directors alone pursuant to Section 902(c) of the California Corporations Code, because the corporation has only one class of shares outstanding and the amendment effects only a stock split.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge

Dated: July 29, 2025

[signature]
Imran Shaikh, President

[signature]
Imran Shaikh, Secretary

Exhibit G

Test The Waters Materials

(See attached)

One Stop Halal is taking reservations for a possible, upcoming round. Indicate interest today.

start engine

Watchlist

RESERVE NOW

GET A PIECE OF ONE STOP HALAL

Halal. Authentic. Delivered.

We are a vertically integrated Halal food company with 35,000+ customers, 3,400+ five-star reviews, and over 1.27 million pounds of hand-cut Zabiha Halal meat shipped nationwide. One Stop Halal is a full-stack Halal meat and grocery company offering farm-to-table Zabiha Halal products. With a robust ecommerce platform, proprietary cold chain logistics, and upcoming retail smart kiosks, we serve a growing customer base nationwide.

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Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.



$299,471 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED	RESERVATIONS
$299,471	88

REASONS TO INVEST

- **End-to-End Halal Supply Chain:** We produce, distribute, and retail 100% hand-cut Zabiha Halal meat across all 50 states in the U.S., with control over our entire supply chain—from farm to doorstep.
- years in tech, our team brings deep operational and ecommerce experience to halal food distribution.
- **Strong Growth & Expanding Operations:** We've shipped 1.27M lbs of meat, reached $10M+ in revenue, and plan to expand into retail kiosks, cooked meals, and national wholesale with smart logistics and cold storage infrastructure.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Imran Abdulkarim Shaikh • Founder & CEO



Irfan Abdulkarim Shaikh • Board Member, Director, Chief Financial Officer

THE PITCH

One Stop Halal is redefining Halal food access in the U.S. by owning the entire supply chain—from ritual slaughter to last-mile delivery. With $10M+ in revenue, 35,000 customers, and 250,000 monthly website visitors projected by 2025, we're scaling a platform that merges convenience, quality, and compliance. We believe that our founder's background in top-tier tech firms and our vertical integration position us for potential sustainable national growth.



THE PROBLEM & OUR SOLUTION

The Problem:
Halal consumers in the U.S. often face limited access to authentic, hand-cut Zabiha Halal meat that meets strict religious guidelines. Most available options are either frozen imports or machine-cut meats from retailers with minimal product variety and little transparency into sourcing and slaughter practices.

Our Solution:
One Stop Halal provides a one-stop online destination for 100% hand-cut, never pre-stunned Zabiha Halal meat, with direct-to-door delivery. Our vertically integrated model—spanning production, warehousing, distribution, and retail—ensures quality, freshness, and ethical compliance. We're also in the process of launching smart retail kiosks and have developed a line of ready-to-eat cooked meats like Halal burgers, taco meat, and steak fingers. Our revenue comes from ecommerce, wholesale distribution, and upcoming physical retail expansion.


FLAME-BROILED COOKED
BEEF BURGER PATTIES
COOKED SHREDDED
BEEF TACO MEAT
COOKED
BEEF COUNTRY FRIED STEAK
COOKED
BEEF STEAK FINGERS

THE MARKET & OUR TRACTION

Market Opportunity: The U.S. halal market is estimated at $20B annually, while the global halal market is projected to reach $3T by 2032 Source: Statista. In the U.S. alone, the number of halal restaurants grew from 200 to over 10,000 in the past two decades, and giants like Costco and Walmart now carry

Halal products—signaling mainstream adoption.

Our Traction: We've generated over $10 million in revenue, shipped more than 1.27 million pounds of Halal meat, and built a base of 35,000+ customers. Our website receives 120,000+ visitors/month, projected to double by the end of 2025. We've also partnered with companies to support an advanced cold storage network and logistics operation, which will aid our plans for upcoming national distribution, smart kiosks, and cooked product lines.



WHY INVEST

One Stop Halal aims to build the future of Halal food access, with plans to scale from a fast-growing ecommerce leader to a national retail and wholesale powerhouse. This raise helps us expand into cooked foods, retail kiosks, and geographic warehousing. Join us as we grow a values-driven food company built on trust, transparency, and high-quality Halal offerings.



ABOUT

HEADQUARTERS
766 Gladys Avenue
Los Angeles, CA 90021

WEBSITE
View Site

We are a vertically integrated Halal food company with 35,000+ customers, 3,400+ five-star reviews, and over 1.27 million pounds of hand-cut Zabiha Halal meat shipped nationwide. One Stop Halal is a full-stack Halal meat and grocery company offering farm-to-table Zabiha Halal products. With a robust ecommerce platform, proprietary cold chain logistics, and upcoming retail smart kiosks, we serve a growing customer base nationwide.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

$500

Reservations Bonus

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

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Own a Piece of One Stop Halal

Shariah-complaint Investment

Grow with us ⬆



Learn More

<<First Name>>, We're excited to share that One Stop Halal is now opening investment opportunities exclusively to our community through StartEngine!

In light of the limited availability of Shariah-compliant financing options in the U.S., we're inviting our valued customers and supporters to invest directly through this crowdfunding platform. This is your opportunity to own equity in a rapidly growing halal company built on trust, transparency, and Islamic values.

For a limited time, you have early access to reserve your shares before we open to the public—and as a thank you for being an early supporter, you'll receive a 5% bonus in shares. With a minimum investment of just $500, this is your chance to join us in the next exciting phase of One Stop Halal's growth.

👉 Once this reservation window closes and we go live to the public, this 5% bonus shares will no longer be available.

🌟 **Why Invest in One Stop Halal?**

- 35,000+ loyal customers
- 3,400+ ⭐⭐⭐⭐⭐ reviews
- Over 1.27 million pounds of hand-cut Zabiha Halal meat shipped nationwide
- A vertically integrated Halal food company with farm-to-table offerings
- Robust eCommerce platform, proprietary cold chain logistics, and upcoming smart retail kiosks
- Expansion into cooked meals, national wholesale, and smart logistics infrastructure

🌟 **What You'll Own:**

By investing in One Stop Halal, you become part-owner of our entire Halal ecosystem, including:

- One Stop Halal - Our flagship direct-to-consumer online platform

- Halal Foundry - Our growing wholesale division
- Retail Smart Kiosks - Our upcoming network of automated kiosks
- Geographic Expansion - Into East Coast, Midwest, and beyond
- Cooked Meal Line & Grocery Store Distribution - Currently in development
- Cold Chain & Logistics Infrastructure - Built in-house for nationwide reach

This is a vertically integrated halal company—from farm to slaughter, processing, delivery, and retail—all under your ownership.

How to Reserve Shares + Get 5% Bonus:

1. Visit: https://www.startengine.com/offering/one-stop-halal
2. Click on "Reserve Now"
3. Answer a few basic financial questions
4. Choose your investment amount. You will be asked to enter credit card details, but you won't be charged at this time.
5. Once the reservation window closes, you'll get the first opportunity to confirm your investment.
6. We're raising a limited amount in this round—future rounds will be at a higher valuation, hence higher stock value.

Don't Miss Out

This is a rare opportunity to become a part-owner in a growing Halal brand on a mission to transform how halal food is delivered, served, and experienced.

We're building a values-driven Halal food company rooted in trust, transparency, and uncompromising quality—and now you can own a part of it. We invite you to join us on this exciting journey.

Reserve your shares today → StartEngine Reservation Link

For any question about this offering, email us at finance@onestophalal.com or call us at (818) 800-5540

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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